                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. )*

                              Accrue Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00437W102
                           ----------------------------
                                 (CUSIP Number)


                 Robert M. Smelick, c/o Sterling Payot Company,
             65 Cloudview Road, Sausalito, CA 94965, (415) 289-2590
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 8, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 00437W102                                        PAGE  2  OF  9  PAGES
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------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Robert M. Smelick

------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS*
             PF, AF

------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

------------------- ----- ------------------------------------------------------
                    7     SOLE VOTING POWER
                          1,739,137

    NUMBER OF       ----- ------------------------------------------------------
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY           0
     OWNED BY
       EACH         ----- ------------------------------------------------------
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON              1,739,137
       WITH
                    ----- ------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          0

------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,739,137

------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [ ]

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6%

------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN

------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP NO. 00437W102                                        PAGE  3  OF  9  PAGES
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ITEM 1 - SECURITY AND ISSUER

Common Stock, par value $0.001 per share
Accrue Software, Inc.
48634 Milmont Drive
Fremont, California 94538-7353


ITEM 2 - IDENTITY AND BACKGROUND

(a)  Robert M. Smelick

(b)  Sterling Payot Company
     65 Cloudview Road
     Sausalito, CA 94965

(c) Mr. Smelick is the managing director of Sterling Payot Management, Inc., the general partner of Sterling Payot Capital, L.P., an investment partnership specializing in technology based start-up companies, and he is also a managing principal and founding director of Sterling Payot Company, a private investment banking firm, a member of Headland Management Co., LLC, and the managing member of Red Fox Investment Partners LLC (the aforementioned businesses, collectively, the "Smelick Companies"). Mr. Smelick is also Chairman of the Board of Directors of the Issuer. The principal business address of each of the Smelick Companies is 65 Cloudview Road, Sausalito, CA 94965. Mr. Smelick is the trustee of each of the Alexandra McBryde Smelick Trust dated 6/90, the Christopher Paine Smelick Trust dated 6/90 and the Gillian Sterling Smelick Trust dated 6/90 (the aforementioned trusts, collectively, the "Smelick Trusts"). The sole beneficiary of each of the Smelick Trusts is a child of Mr. Smelick. Mr. Smelick is the spouse of Gail S. Smelick. The Smelick Companies, the Smelick Trusts, Gail S. Smelick and Mr. Smelick are sometimes collectively referred to herein as the "Smelick Parties".

(d)  Not applicable.

(e)  Not applicable.

(f)  Mr. Smelick is a citizen of the United States of America.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Sterling Payot Capital, L.P. acquired 2,725,477 shares in a series of private placements between the dates of May 3, 1996 and August 13, 1996, for aggregate cash consideration of $2,673,109 paid from its working capital. From September 1999 to April 2001, Sterling Payot Capital, L.P.

                                  SCHEDULE 13D

-------------------                                        ---------------------
CUSIP NO. 00437W102                                        PAGE  4  OF  9  PAGES
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     distributed all of such shares to its general and limited partners including the shares distributed to the following general and limited partners who are Smelick Parties without receipt of additional consideration from such partners: 29,835 shares to Red Fox Investment Partners; 410,275 shares to Robert M. Smelick; 118,666 to Gail S. Smelick; 154,777 shares to the Alexandra McBryde Smelick Trust dated 6/90; 154,777 shares to the Christopher Paine Smelick Trust dated 6/90; 154,777 shares to the Gillian Sterling Smelick Trust dated 6/90; 84,023 shares to Sterling Payot Company; and 27,462 shares to Sterling Payot Management, Inc. Sterling Payot Company acquired an additional 27,009 shares through a direct purchase in 1996.

     Mr. Smelick subsequently acquired an additional 534,100 shares with his personal funds in a series of open market transactions from August 13, 2001 to November 28, 2001 for an aggregate consideration of $215,891.14. In addition, Mr. Smelick holds stock options to purchase 43,436 shares, which are currently exercisable or exercisable within 60 days of December 18, 2001.

ITEM 4 - PURPOSE OF TRANSACTION

     Mr. Smelick acquired and continues to hold the shares of Common Stock reported herein for investment purposes. Mr. Smelick intends to review continuously his equity position in the Issuer and that of the entities in which he has or shares voting and dispositive control. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Mr. Smelick may determine to increase or decrease his equity interest in the Issuer or the equity interest in the Issuer of the entities which he controls or shares control by acquiring additional shares of Common Stock or by disposing of all or a portion of such holdings, subject to any applicable legal and contractual restrictions on his ability to do so. Except as disclosed in this Item 4, Mr. Smelick has no current plans or proposals that relate to or would result in any of the following, although Mr. Smelick may consider certain of such types of transactions and reserves the right to develop such plans or proposals in the future:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capital or dividend policy of the Issuer;

                                  SCHEDULE 13D

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CUSIP NO. 00437W102                                        PAGE  5  OF  9  PAGES
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     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those set forth in (a) through (i) above.



ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a)  (i)  Amount beneficially owned: 1,739,137

     (ii) Percent of class: 6%

Mr. Smelick expressly declares that his filing of this Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Schedule 13D except for 43,436 shares subject to options exercisable in 60 days which Mr. Smelick owns directly; an additional 944,375 shares which Mr. Smelick owns directly, 118,666 shares owned by Gail S. Smelick and an aggregate of 464,331 shares held by the Smelick Trusts.

(b)  Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: 1,739,137

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 1,739,137

     (iv) Shared power to dispose or to direct the disposition of: 0

(c) On the dates set forth below, Mr. Smelick purchased an aggregate of 284,100 shares:

Date           Number of Shares     Price Per Share($)
--------       ----------------     ------------------
11/05/01            10,000                0.40
11/06/01            10,000                0.40
11/07/01            20,000                0.4125

                                  SCHEDULE 13D

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CUSIP NO. 00437W102                                        PAGE  6  OF  9  PAGES
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

11/08/01              60,000                0.4117
11/13/01              24,200                0.4217
11/14/01               6,900                0.44
11/20/01              10,000                0.45
11/21/01              35,000                0.45
11/26/01              50,000                0.44
11/28/01              58,000                0.44


All of said purchases were made in the open market on the Nasdaq National Market System.

(d) Not applicable. During the fiscal year ended March 31, 2001, the Issuer did not pay dividends and has declared its intention to retain future earnings to finance the growth and development of its business and, accordingly, it does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

(e)  Not applicable.



ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Smelick and the Issuer are parties to a Notice of Stock Option Grant dated as of August 31, 2000 (the "2000 Notice") and a Stock Option Agreement dated as of August 31, 2000 (the "2000 Agreement", the 2000 Notice and the 2000 Agreement collectively, the "2000 Option") pursuant to which the Company granted Mr. Smelick a nonstatutory stock option to purchase 5,000 shares of Common Stock (the "2000 Option Shares") at an exercise price of $21.313. The 2000 Option vests at a rate of 1/48th per month beginning on August 31, 2000, provided that an additional 25% of the 2000 Option Shares shall vest if Mr. Smelick's employment or consulting relationship is terminated without cause within three months of a change of control of the Issuer, all as more fully described in the form of 2000 Option which is attached hereto as Exhibits 1 and 2.

     Mr. Smelick and the Issuer are parties to a Notice of Stock Option Grant (the "2001 Notice") and Stock Option Agreement dated as of September 28, 2001 (the "2001 Agreement", the 2001 Notice and the 2001 Agreement collectively, the "2001 Option") pursuant to which the Company granted Mr. Smelick a nonstatutory stock option to purchase 100,000 shares of Common Stock (the "2001 Option Shares") at an exercise price of $0.22. The 2001 Option vests at a rate of 1/24th per month beginning on April 4, 2001, provided that an additional 25% of the 2001 Option Shares shall vest if Mr. Smelick's employment or consulting relationship is terminated without cause within three months of a change of control of the Issuer, all as more fully described in the form of 2001 Option which is attached hereto as Exhibits 3 and 4.

                                  SCHEDULE 13D

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CUSIP NO. 00437W102                                        PAGE  7  OF  9  PAGES
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ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

1. Form of Notice of Stock Option Grant dated as of August 31, 2000 between Accrue Software, Inc. and Robert M. Smelick

2. Form of Stock Option Agreement dated as of August 31, 2000 between Accrue Software, Inc. and Robert M. Smelick

3. Form of Notice of Stock Option Grant dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick

4. Form of Stock Option Agreement dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick

                                  SCHEDULE 13D

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CUSIP NO. 00437W102                                        PAGE  8  OF  9  PAGES
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2001                 /s/ Robert M. Smelick
                                        ----------------------------------------
                                        Robert M. Smelick


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  SCHEDULE 13D

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CUSIP NO. 00437W102                                        PAGE  9  OF  9  PAGES
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                                  EXHIBIT INDEX


                                   Description

1. Form of Notice of Stock Option Grant dated as of August 31, 2000 between Accrue Software, Inc. and Robert M. Smelick

2. Form of Stock Option Agreement dated as of August 31, 2000 between Accrue Software, Inc. and Robert M. Smelick

3. Form of Notice of Stock Option Grant dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick

4. Form of Stock Option Agreement dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick